Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2538	mnathan@stblaw.com

April 20, 2016

VIA COURIER AND EDGAR

Re:                             American Renal Associates Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1

Filed April 8, 2016

Response dated April 14, 2016

File No. 333-206686

John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby file with the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”), marked to show changes from Amendment No. 4 to the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments in its letter dated April 19, 2016.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the page numbers of Amendment No. 5. Unless otherwise defined below, terms defined in Amendment No. 5 and used below shall have the meanings given to them in Amendment No. 5. The responses and information described below are based upon information provided to us by the Company.

Dilution, page 61

1.     Please revise to disclose that your calculation of pro forma net tangible book value per share includes a reduction for non-controlling interests.

The Company has revised its disclosure on page 61 of Amendment No. 5 in response to the Staff’s comment.

Securities and Exchange Commission	April 20, 2016

2.     Please expand your disclosure to further clarify the adjustments that are included in your calculation of pro forma net tangible book value per share at December 31, 2015. Specifically explain each of the significant components in your adjustments that reduce the pre-IPO total assets by approximately $30.2 million and increase total liabilities by $49.0 million. Similarly, explain each of the significant components of your adjustments included in arriving at your post-IPO pro forma net tangible book value of $669.7 million or $22.53 per share.

The Company has revised its disclosure on page 61 of Amendment No. 5 in response to the Staff’s comment.

*              *              *              *              *              *              *              *

Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Ronald E. Alper
Tia Jenkins
Brigitte Lippmann
Brian McAllister

American Renal Associates Holdings, Inc.
Joseph A. Carlucci
Michael R. Costa, Esq.

Latham & Watkins LLP
Peter N. Handrinos, Esq.
Nathan Ajiashvili, Esq.